Exhibit 99.1

Hailiang Education to Host Earnings Conference Call For the First Six Months of Fiscal Year 2018, on Tuesday, March 27, 2018 at 8:30 am ET

HANGZHOU, China, Mar. 21, 2018 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG), (“Hailiang Education” or the “Company”), an educational services provider of private primary, middle and high schools in China, announced today that the Company will host an earnings conference call on Tuesday, March 27, 2018 at 8:30 am Eastern Time (5:30 am Pacific Time/8:30 pm Beijing Time) to discuss the financial results of the first six months of the fiscal year ended June 30, 2018. The Company anticipates filing its half-year financial results for the six months ended December 31, 2017 on a Form 6-K with the Securities and Exchange Commission and releasing its earnings press release after the market closes on Monday, March 26, 2018.

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, please reference “Hailiang Education/HLG.”

Conference Call

Date:	March 27, 2018

Time:	8:30 am ET, U.S.

International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945

International:	International: +1 412-902-4272

Conference ID:	Hailiang Education/HLG

Please dial in at least fifteen minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until April 3, 2018. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 10118199.

A live webcast and archive of the conference call will be available at http://ir.hailiangedu.com.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle and high school educational services providers in China. The Company focuses closely on the school operation target of providing the highest quality, unique and internationalized education, is dedicated to provide students with high quality of primary, middle and high school and international educational services, and also values the overall quality of students’ life, study and development. Meanwhile, Hailiang Education tailors the education delivery to students based upon their individual aptitudes, devotes to improve the students’ academic capabilities, cultural accomplishments and international perspectives. Hailiang Education operates multilingual classrooms. Languages used include Chinese, English, Spanish, Japanese, Korean, French, etc. Additionally, Hailiang Education is offering various high-quality courses recognized by a diverse array of international educational institutions, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses as well as SAT courses. The Company has also established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education is committed to undertaking great efforts to offer students more opportunities to successfully gain enrollments at well-known domestic and/or international universities to further their educational ambition. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hailiang Education encourages you to review other factors that may affect its future results in Hailiang Education’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com